Exhibit 12(b)

                                  Aon CORPORATION AND CONSOLIDATED SUBSIDIARIES
                                    COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
                            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                                          AND PREFERRED STOCK DIVIDENDS



                                                                  Years Ended December 31,
                                                 -------------------------------------------------------------
 (millions except ratios)                             1998        1997         1996        1995        1994
                                                 ----------- -----------  ----------- -----------  -----------
 Income from continuing operations
    before provision for income taxes (1)          $  930.4    $  541.6     $  445.6    $  458.0     $  397.0

 ADD BACK FIXED CHARGES:

    Interest on indebtedness                           87.2        69.5         44.7        55.5         46.4

    Interest on ESOP                                    2.4         3.5          4.3         5.3          5.9

    Portion of rents representative of
      interest factor                                  50.4        44.3         28.6        21.4         28.7

                                                   =========   =========    =========   =========    =========
         INCOME AS ADJUSTED                        $1,070.4    $  658.9     $  523.2    $  540.2     $  478.0
                                                   =========   =========    =========   =========    =========


 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:

    Interest on indebtedness                       $   87.2    $   69.5     $   44.7    $   55.5     $   46.4

    Preferred stock dividends                          69.7        82.1         28.7        37.5         48.4

                                                   ---------  ----------   ----------  ----------  ----------
         INTEREST AND DIVIDENDS                       156.9       151.6         73.4        93.0         94.8

    Interest on ESOP                                    2.4         3.5          4.3         5.3          5.9

    Portion of rents representative of
       interest factor                                 50.4        44.3         28.6        21.4         28.7

         TOTAL FIXED CHARGES AND PREFERRED         =========  =========    =========    =========    =========
             STOCK DIVIDENDS                       $  209.7    $ 199.4     $  106.3     $  119.7     $  129.4
                                                   =========  =========    =========    =========    =========

 RATIO OF EARNINGS TO COMBINED FIXED
   CHARGES AND PREFERRED STOCK DIVIDENDS (2)            5.1         3.3          4.9         4.5          3.7
                                                   =========   ========    =========   =========     =========

 RATIO OF EARNINGS TO COMBINED FIXED
   CHARGES AND PREFERRED STOCK DIVIDENDS (3)                        4.2          5.8
                                                               ========    =========

(1) Income from continuing operations before provision for income taxes and minority interest includes special charges of $172 million and $90 million for the years ended December 31, 1997 and 1996, respectively.

(2) Included in total fixed charges and preferred stock dividends for the years ended December 31, 1998 and 1997 are $66 million and $64 million, respectively, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of operations.

(3) The calculation of this ratio of earnings to fixed charges reflects the exclusion of special charges from the income from continuing operations before provision for income taxes component for the years ended December 31, 1997 and 1996, respectively.

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